UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F   ☐

Change of Chief Financial Officer

On December 1, 2025, Mr. Daisuke Takahashi notified Lead Real Estate Co., Ltd (the “Company”) of his resignation as Chief Financial Officer (“CFO”) of the Company, effective as of December 3, 2025  . Mr. Daisuke Takahashi has advised the Company that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Mr. Daisuke Takahashi’s departure, Mr. Eiji Nagahara, the Company’s Representative Director, President, and Chief Executive Officer, appointed Mr. Ken Takahashi as CFO, effective January 1, 2026. The biographical information of Mr. Ken Takahashi is set forth below.

Mr. Ken Takahashi, age 62, has served as our CFO since January 2026. Prior to joining the Company, he served as the Senior Executive Officer and Head of the Financial Management Office at Fujimoto Holdings Co., Ltd. (“Fujimoto Holdings”), a general trading company, from October 2017 to September 2025. During his service at Fujimoto Holdings, he also served as the Senior Executive Officer and Head of Accounting at PIP Co., Ltd., one of the Fujimoto Holdings’ group companies, and the Representative Director and President of PIP Business Associate, another Fujimoto Holdings’ group company. From April 2010 to September 2016, Mr. Ken Takahashi was a senior manager at KPMG Peat Marwick Co., Ltd., an accounting consulting firm, where he served as the Head of Consulting, responsible for accounting consulting and operations manager. From April 2003 to March 2014, he was an Executive Director at Nikko Group VC Capital, where he was involved in initial public offering support and business restructuring projects, serving as Director of Finance and Corporate Strategy for operating companies, primarily focusing on hands-on work related to stock listings. From April 2014 to September 2016, he also served as Representative Director and CEO of Mirai Asset Management Co., Ltd., where he was involved in financial advisory and financial services related to Type 2 financing. Mr. Takahashi received his bachelor’s degree in integrated business and engineering from the University of Michigan in June 1987 and his master’s degree in industrial and operations engineering from the University of Michigan in May 1990.

There are no family relationships between Mr. Ken Takahashi and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Ken Takahashi and any other person pursuant to which he was appointed as the CFO of the Company.

A copy of the press release announcing the appointment of Mr. Ken Takahashi is furnished in this report as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Lead Real Estate Appoints Ken Takahashi as Chief Financial Officer to Drive Next Phase of Growth

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

By:	/s/ Eiji Nagahara
Eiji Nagahara
Representative Director, President, and Chief Executive Officer

Date: January 6, 2026